# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MarketAxess Holdings Inc., CIK 0001278021
CUSIP: 57060D108
Title of class of securities: Common Stock, $0.003 Par Value
Address of issuer's principal executive offices: 55 Hudson Yards, Floor 15, New York, New York (NY), 10001
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001062993-23-003563
Filed by CIK 0001224324

## Reporting persons
- Guardian Capital LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,403,370; sole dispositive power 0; shared dispositive power 1,789,582; aggregate amount beneficially owned 1,789,582 (4.7464% of the class)
- GuardCap Asset Management Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,376,996; sole dispositive power 0; shared dispositive power 1,763,208; aggregate amount beneficially owned 1,763,208 (4.6764% of the class)

## Item 1. Issuer
Name of issuer: MarketAxess Holdings Inc.
Address of issuer's principal executive offices: 55 Hudson Yards, Floor 15, New York, NEW YORK 10001

## Item 2. Person Filing
Name of person filing:
This Statement is being filed on behalf of each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

Guardian Capital LP ("Guardian Capital"); and
GuardCap Asset Management Limited ("GuardCap")
Address of principal business office or, if none, residence:
Guardian Capital's principal business office:
Commerce Court West
Suite 2700, P.O. Box 201
Toronto, Ontario Canada M5L 1E8

GuardCap's principal business office:
6th Floor, 11 Charles II Street
St James's, London, United Kingdom SW1Y 4NS
Citizenship:
Guardian Capital is an Ontario (Canada) Limited Partnership

GuardCap is a United Kingdom limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1789582
Percent of class: 4.75
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1403370
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1789582

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Guardian Capital LP: Richard D. Britnell, Chief Compliance Officer (02/14/2025)
- GuardCap Asset Management Ltd.: Arieta Koshutova, Chief Operating Officer (02/14/2025)